

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 8, 2016

<u>Via E-Mail</u>
Gayn Erickson
Chief Executive Officer
Aehr Test Systems
400 Kato Terrace
Fremont, CA 94539

> **Re: Aehr Test Systems**
> **Registration Statement on Form S-3**
> **Filed October 25, 2016**
> **File No. 333-214218**

Dear Mr. Erickson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laurie Abbott at (202) 551-8071 with any questions.

Sincerely,

/s/ Laurie Abbott for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Mark L. Reinstra, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.